Asx Announcement

(ASX: NVX)

EXHIBIT 99.1

NOVONIX Finalizes Purchase and Sale Agreement for Enterprise South Land

Chattanooga, TN (USA), April 30, 2025 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, is pleased to announce the execution of a definitive agreement to purchase a 182-acre parcel in the Enterprise South Industrial Park in Chattanooga, Tennessee. This milestone follows the recent unanimous approvals from the City of Chattanooga, Hamilton County, and the Chattanooga Industrial Development Board, completing the necessary local government endorsements for the acquisition.

The land will be acquired for approximately US$5 million and serve as the site for NOVONIX's second facility of high-performance synthetic graphite. This new facility is expected to reach an initial production capacity of 31,500 tonnes per annum (“tpa”) and is anticipated to create 450 to 500 full-time jobs. With this initial capacity at Enterprise South and its existing Riverside facility, which is scaling up to 20,000 tpa, NOVONIX will have total production capacity of over 50,000 tpa in Chattanooga.

Robert Long, Interim CEO and CFO of NOVONIX, stated, "We are thrilled to finalize the agreement for Enterprise South, marking a significant step in our expansion strategy. Our collaboration with the City of Chattanooga, Hamilton County, and the Chattanooga Industrial Development Board has been instrumental in reaching this point. We look forward to deepening our roots in the community and contributing to the region's economic growth."

As a part of its ongoing relationship and collaboration with the City of Chattanooga and Hamilton County, NOVONIX has expanded its partnership with Lookout Valley Middle High School through the NOVONIX Institute of Advanced Battery Technology. This initiative is part of Hamilton County Schools' Future Ready Institutes, providing students with career-focused learning opportunities in the battery industry and other STEM fields.

The Company is expected to receive approximately US$54 million in total net tax and other benefits from the City of Chattanooga and Hamilton County over a 15-year period, contingent upon meeting specific conditions outlined in the agreement. The Company does not intend to

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close on the purchase of the Enterprise South land until such time as the conditions precedent related to the conditionally committed US$754 million loan ($692 million in principal and $62.8 million in capitalized interest) from the Loan Programs Office (“LPO”) of the U.S. Department of Energy have also been satisfied.

This announcement has been authorised for release by Admiral Robert J Natter, USN Ret., Chairman.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Scott Espenshade, ir@novonixgroup.com (investors)
Stephanie Reid, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding our plans to purchase the Enterprise South property and build the new production facility, our anticipated production capacity at each of our Riverside and planned Enterprise South facilities, our efforts to finance this new production facility with a loan from the LPO, and the expected tax and other benefits from the City of Chattanooga and Hamilton County.

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We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and our compliance with the applicable terms of government funding and other support, our ability to satisfy the conditions precedent to our entering into definitive loan documents and to the U.S. Department of Energy’s funding the LPO loan and, if the loan is obtained, our ability to comply with the restrictions and obligations under the loan documents, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory and economic developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

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